

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2023

Andrew E. Page
Chief Financial Officer
Foot Locker, Inc.
330 West 34th Street
New York, New York 10001

> **Re: Foot Locker, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2022**
> **Filed March 24, 2022**
> **Form 8-K**
> **Filed November 18, 2022**
> **File No. 001-10299**

Dear Andrew E. Page:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services